                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (AMENDMENT NO. 13)

                          The France Growth Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    35177K108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany
                                 44.20.7572.6200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 31, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]



----------------------------------------                                        --------------------------------------
         CUSIP No.: 35177K108                             13D                             Page 2 of 4 Pages
----------------------------------------                                        --------------------------------------


----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                  Bankgesellschaft Berlin AG
----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP                                                 (a)  [  ]
                                                                                                           (b)  [  ]
----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                                                                           WC
----------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                      [  ]
         TO ITEM 2(d) OR 2(e)
----------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Federal Republic of Germany
----------------------------------------------------------------------------------------------------------------------
        NUMBER OF                SOLE VOTING POWER                                                          1,985,805
         SHARES
----------------------------------------------------------------------------------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER                                                                0
          OWNED
----------------------------------------------------------------------------------------------------------------------
         BY EACH                 SOLE DISPOSITIVE POWER                                                     1,985,805
        REPORTING
----------------------------------------------------------------------------------------------------------------------
         PERSON                  SHARED DISPOSITIVE POWER                                                           0
          WITH
----------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                       1,985,805
----------------------------------------------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                      [  ]
----------------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                16.5%
----------------------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                                                                  BK
----------------------------------------------------------------------------------------------------------------------

                                Page 2 of 4 Pages

     This Amendment No. 13 amends and supplements Item 4 of the Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares ("Shares") of Common Stock, par value $.01 per Share (the "Common Stock"), of The France Growth Fund, Inc. (the "Fund"). In addition, this Amendment No. 13 restates in its entirety Annex A of the Schedule 13D of the Bank. Annex A sets forth the name, address and principal occupation of each director and executive officer of the Bank and the name, address, jurisdiction of incorporation and principal business of each shareholder of the Bank who may be deemed to be in control of the Bank. All of the individuals listed on Annex A are citizens of the Federal Republic of Germany, except Zoe Shaw, who is a citizen of Great Britain.

ITEM 4. PURPOSE OF TRANSACTION

     The Bank believes that in order to enhance stockholder value it is imperative that the interests of the Board be aligned with the stockholders, and not with the management of the Fund. Accordingly, the Bank has determined to nominate four nominees of the Bank to the Board at the election scheduled to occur at the Annual Meeting of the Fund in 2003. Two of these nominees will be running for re-election to the Board and two of these nominees will be running for election to the Board. In connection therewith, the Bank delivered written notice of such nominations to the Secretary of the Fund on January 31, 2003. The names of the persons nominated by the Bank to the Board are Gregory L. Melville and Moritz Sell, who are running for re-election to the Board, and Stefan Bungarten and Christine Piorkowski are running for election to the Board.

     Except as set forth herein and in the Schedule 13D and amendments thereto previously filed by the Bank, the Bank has not formulated any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule D.








                                Page 3 of 4 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 6, 2003                     BANKGESELLSCHAFT BERLIN AG


                                            By:     /s/ Moritz Sell
                                                 ------------------------
                                                 Name:  Moritz Sell
                                                 Title: Director

                                            By:     /s/ Dirk Kipp
                                                 ------------------------
                                                 Name:  Dirk Kipp
                                                 Title: Managing Director









                                Page 4 of 4 Pages

                                                                         Annex A

Unless otherwise indicated, the business address for all individuals listed in this Annex A is Bankgesellschaft Berlin AG, Alexanderplatz 2, 10178 Berlin, Federal Republic of Germany.

          MEMBERS OF THE MANAGING BOARD


NAME AND ADDRESS                PRINCIPAL OCCUPATION
Hans-Joerg Vetter               Chairman of the Managing Board of Bankgesellschaft Berlin AG
Serge Demoliere                 Member of the Managing Board of Bankgesellschaft  Berlin AG
Dr. Johannes Evers              Member of the Managing Board of Bankgesellschaft Berlin AG
Norbert Pawlowski               Member of the Managing Board of Bankgesellschaft Berlin AG
Hubert Piel                     Member of the Managing Board of Bankgesellschaft Berlin AG
Dr. Thomas Veit                 Member of the Managing Board of Bankgesellschaft Berlin AG

         EXECUTIVE OFFICERS

NAME AND ADDRESS                                        PRINCIPAL OCCUPATION
Dariush Ghassemi-Moghadam                               Managing Director of Bankgesellschaft Berlin AG
Konzernentwicklung/Zentralsekretariat/
Unternehmenskommunikation

Klaus Spicker                                           Managing Director of Bankgesellschaft Berlin AG
Recht

Jochen W. Sawahn                                        Managing Director of Bankgesellschaft Berlin AG
Personal

Ralf Wehner
(provisional by March 31, 2003)
Dr. Uwe-Jens Siegert (from April 1, 2003)               Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Revision
Hardenbergstra(beta)e 32
D-10623 Berlin

Martin Mueller                                          Managing Director of Bankgesellschaft Berlin AG
Treasury

Dirk Kipp                                               Managing Director of Bankgesellschaft Berlin AG
Eigenhandel

Uwe Papesch                                             Managing Director of Bankgesellschaft Berlin AG
Equities

Bartho Schroeder                                        Managing Director of Bankgesellschaft Berlin AG
Business Management

Ludwig Reinhardt                                        Managing Director of Bankgesellschaft Berlin AG
Zins-/Kreditprodukte


Zoe Shaw                                                Managing Director of Bankgesellschaft Berlin AG and General
Bankgesellschaft Berlin AG                              Manager of Bankgesellschaft Berlin AG
Debt Finance                                            London Branch
London Branch
1 Crown Court
Cheapside
GB-London EC2V 6JP

Frank-Michael Boenke                                    General Manager of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG                              London Branch
London Branch
1 Crown Court
Cheapside
GB-London EC2V 6JP

Gerhard Roller                                          Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Internationales Geschaft
Hardenbergstra(beta)e 20
D-10623 Berlin

Dr. Christian Engell                                    Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Firmenkunden
Prinzregentenstra(beta)e 25
D-10715 Berlin

Beate Brummel                                           Managing Director of Bankgesellschaft Berlin AG
Kreditbereich Kapitalmarktgeschaft

Ronald Berentin                                         Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Kredit Firmenkunden und Privatkunden
Hardenbergstra(beta)e 21
D-10623 Berlin






Dr. Georg Reutter                                       Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Kredit Immobilien BG
Corneliusstr, 7
D-10787 Berlin

Axel Lange                                              Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Kreditbereich IBAG/IBG
Corneliusstr, 7
D-10787 Berlin

Helmut Ramthun                                          Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Compliance
Brunnenstrasse 111
D-13355 Berlin

Dr. Karl-Friedrich Hirschhaeuser                        Managing Director of Bankgesellschaft Berlin AG
Risikocontrolling

Willi Boehmer                                           Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Konzern-Finanzen
Brunnenstra(beta)e 111
D-13355 Berlin

Dr. Christian Burmester                                 Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Kreditsekretariat
Brunnenstra(beta)e 111
D-13355 Berlin

Siegfried Schoelper                                     Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Controlling
Brunnenstra(beta)e 111
D-13355 Berlin



Stefan Traegler                                         Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Konzern-Organisation
Brunnenstrasse 111
13355 Berlin

Michael Wenzel                                          Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Risikobetreuung
Firmenkunden u. Privatkunden
Hardenbergstra(beta)e 32
D-10623 Berlin

Hans-Werner Wilms                                       General Manager of Bankgesellschaft Berlin Invest GmbH
Bankgesellschaft Berlin Investment GmbH
Kurfurstendamm 201
10719 Berlin

Guenter Laubner                                         General Manager of Bankgesellschaft Berlin Invest GmbH
Bankgesellschaft Berlin Investment GmbH
Kurfurstendamm 201
10719 Berlin

               SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE BANK

     The following shareholders of the Bank may be deemed to control the Bank:

The City of Berlin

Norddeutsche Landesbank Girozentrale NORD/LB, a bank formed under the laws of Germany, whose principal address is Georgplatz 1, D-30159, Hannover, Germany.